Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___December___ 2007
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____


                       This Form 6-K consists of the following:
______________________________________________________________________________


                               News Release
                             December 13, 2007

______________________________________________________________________________

                   TELUS sets 2008 financial targets
        Record of growth in revenue and EPS to continue in 2008


Vancouver, B.C. - TELUS Corporation (TSX: T and T.A / NYSE: TU) today announced 2008 financial targets that reflect its continued execution of the company's strategy focused on wireless, data and Internet growth. The company also updated the annual guidance for 2007.

"TELUS continues to execute on all fronts as we continue to grow revenue and earnings and use our robust cash flow to make investments for future growth while maintaining an orientation to return capital to our investors through continued dividend increases and share repurchases," said Robert McFarlane, executive vice president and CFO.

TELUS is targeting six to eight per cent consolidated revenue growth, an increase of approximately $550 to $700 million. EBITDA growth is expected to be in a range of up to five per cent, while earnings per share (EPS) is expected to be between $3.50 to $3.80. Underlying EPS growth in 2008 is expected to be seven to 16 per cent, when adjusted to exclude the positive tax adjustments and the non-cash charge for introducing the beneficial cash settlement feature for share options that impacted the first nine-months of 2007.

Following significant annual increases in each of the past three years, TELUS recently announced a fourth consecutive annual increase of 20 per cent in the company's quarterly dividend to 45 cents per share commencing on January 1, 2008. In addition, TELUS has repurchased 12.4 million shares for $697 million to the end of November 2007. Since inception of the initial normal course issuer bid in December 2004, TELUS has repurchased 51.8 million shares for an outlay of $2.47 billion.

Today TELUS announced its intention to again renew a normal course issuer bid for the potential repurchase of up to 20 million shares (eight million common shares and 12 million non-voting shares) over the next 12 months, subject to acceptance by the Toronto Stock Exchange.

The 2008 financial targets and updated 2007 guidance are as follows:



                                                2008 Targets	           Latest 2007 Guidance  	      Change(1)
--------------------------------------------------------------------------------------------------------------------------------
Consolidated
  Revenues                                    $9.6  to  9.8 billion        $9.05 to 9.1 billion                 6 to 8%
  EBITDA(2) (as adjusted)(3)                  $3.8  to  3.95 billion       $3.725 to 3.775 billion              1 to 5%
  Earnings per share (as adjusted)(3)         $3.50 to  3.80               $3.55 to 3.65(3)                   (3) to 6%
  Earnings per share (excluding tax
    impacts) (4)                              $3.50 to  3.80               $3.23 to 3.33(4)                     7 to 16%
  Capital expenditures                        approx.  $1.9 billion        approx. $1.75 billion                  9%

Wireline
  Revenue (external)                          $4.975 to 5.075 billion      $4.8 to 4.825 billion                3 to 5%
  EBITDA(2) (as adjusted)(3)                  $1.725 to 1.8 billion        $1.8 to 1.825 billion              (5) to (1)%
  Capital expenditures                               -                     approx.$1.2 billion                    n/a
  High-speed Internet subscriber net adds            -                     approx. 110,000                        n/a

Wireless
  Revenue (external)                          $4.625 to 4.725 billion      $4.25 to 4.275 billion               9 to 11%
  EBITDA(2) (as adjusted)(3)                  $2.075 to 2.15 billion       $1.925 to 1.95 billion               7 to 11%
  Capital expenditures                               -                     approx. $550 million                   n/a
  Wireless subscriber net additions                  -                     approx. 530,000                        n/a
--------------------------------------------------------------------------------------------------------------------------------

(1) Annual change based on low and high-end 2008 targets compared to midpoint of latest 2007 guidance.

(2) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense less restructuring and workforce reduction costs. Restructuring and workforce reduction costs are estimated to be approximately $25 million in 2007 and approximately $50 million for wireline in 2008.

(3) EBITDA excluding cash settled share option expense of approximately $170 million in 2007 for introducing the net-cash settlement feature, of which, approximately $145 million is in wireline and approximately $25 million is in wireless. EPS excluding an after tax charge per share of approximately $0.32 for introducing the net-cash settlement feature for options expense.

(4) Adjusted to also normalize for the $0.32 of positive impacts in 2007 from the settlement of tax matters in the first nine months of 2007.

TELUS reiterated its annual 2007 consolidated and segmented guidance set out at the time of the release of third quarter results, with the exception of consolidated revenue, which has been lowered by $75 million - wireline by $50 million and wireless by $25 million.

Wireline revenue is expected to increase three to five per cent in 2008, driven largely by data. Wireline EBITDA is expected to be down one to five per cent as a result of continued competitive pressures, initial expenses related to launch of growth oriented products and services, and lower profit margins. Emergis, the subject of a $766 million takeover offer from TELUS, is assumed to be included for 10 months in 2008.

Wireless revenue is expected to increase nine to 11 per cent in 2008 due to continued strong growth in wireless subscribers and increased wireless data adoption and usage. Wireless EBITDA, is expected to increase seven to 11 per cent in the year.

The expected earnings per share in 2008 reflect anticipated overall higher operating profitability, anticipated reduction in tax rates and an expected decrease in total outstanding shares due to continued share repurchases. The 2008 EPS growth rate is expected to be offset by increased depreciation expense, and slightly higher financing costs related to the acquisition of Emergis partially mitigated by lower interest rates as a result of debt refinanced at lower rates of interest in 2007. TELUS' EPS guidance for 2007 includes 32 cents of positive impacts from the settlement of tax matters in the first nine months. When adjusted for these tax-related factors and to also exclude an after tax non-cash charge of 32 cents for the net cash settlement option feature, the normalized EPS increase for 2008 is expected to be in the range of seven to 16 per cent.

Capital expenditures in 2008 are expected to be approximately $1.9 billion, an increase of about $150 million. The higher level of capital expenditures in 2008 reflects anticipated significant investments in network infrastructure to improve broadband capabilities, development of new applications, and high-speed wireless coverage and capacity. In addition, this spending supports continued vibrant housing growth in Alberta and British Columbia above the national average, and success based capital for new large contract wins in Ontario and Quebec. The 2008 capital expenditures also include continued phased investments in new converged billing and customer service systems.

TELUS continues to have long-term financial policy guidelines including net debt to EBITDA of 1.5 to 2.0 times, and a dividend payout ratio guideline of 45 to 55 per cent of sustainable net earnings. The latest 2008 targets and 2007 guidance announced today are in compliance with these policy guidelines.

Based on an updated review of the company's tax position, TELUS now expects minimal cash tax payments in 2007 and 2008 with the payment of significant cash taxes largely deferred to 2009.

Key Assumptions & Sensitivities

For 2008 target purposes, a number of assumptions were made including: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including GDP growth of 2.8% in Canada and above average growth in the provinces of Alberta and British Columbia; foreign exchange rate between the Canadian dollar and U.S. dollar forecasted at parity; increased wireline competition in both business and consumer markets, particularly from cable TV and VoIP companies; impact from the acquisition of Emergis starting in March; wireless industry market penetration gain of 4.5 to 5%; potential participation in AWS spectrum auction is not reflected in capital expenditures; no new wireless competitive entrant assumed for 2008; approximately $50 million restructuring and workforce reduction expenses (up from approximately $25 million in 2007); statutory tax rate of approximately 31 to 32%; a discount rate of 5.5% (50 bps higher than 2007) and expected long-term return of 7.25% for pension accounting (unchanged from 2007); and average shares outstanding of approximately 320 million shares. EPS, cash balances, net debt and common equity may be affected by the potential purchases of up to 20 million TELUS shares (approximately 6% of outstanding total shares) over a 12 month period under the normal course issuer bid, subject to acceptance by the Toronto Stock Exchange, which could commence on December 20, 2007 (12.6 million shares were repurchased from December 20, 2006 to November 30, 2007 under the previous program).

We encourage investors to read the forward looking statements below, and in related disclosures, for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

Forward-looking statements
______________________________________________________________________________
This document contains statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the assumptions (see key assumptions listed above), predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, guidance, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to: competition (including more active price competition); economic growth and fluctuations (including pension performance, funding and expenses); capital expenditure levels (including possible wireless spectrum asset purchases); financing and debt requirements (including funding acquisition purchases, share repurchases and debt financings); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments; completion of the announced acquisition of Emergis; business integrations and internal reorganizations (including post-acquisition integration); technology (including reliance on systems and information technology); regulatory approvals (including acceptance of the share repurchase program); regulatory developments (including the essential services proceeding, spectrum auction, tower sharing and roaming rules, and new media proceeding); process risks (including conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including man-made and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents including the 2006 Annual Report, 2007 quarterly reports and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

For further information, see Section 10: Risks and risk management in TELUS' annual 2006 Management discussion and analysis, as well as updates reported in section 10 of TELUS' 2007 first, second and third quarter Management's discussion and analyses.
______________________________________________________________________________

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9 billion of annual revenue and 11 million customer connections including 5.4 million wireless subscribers, 4.4 million wireline network access lines and 1.2 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Committed to being Canada's premier corporate citizen, we give where we live. Since 2000, TELUS and our team members have contributed more than $91 million to charitable and non-profit organizations and volunteered more than 1.7 million hours of service to local communities. Eight TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit telus.com.

Contacts

Media Relations:                  Investor Relations:
Allison Vale                      Robert Mitchell
(416) 629-6425                    (416) 279-3219
allison.vale@telus.com            ir@telus.com


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 13, 2007
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary